

Formation



06014441

file: 12g3-2b 82-2783

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

Company ... Cobalt Project's Mine Plan for Draft Environmental Impact Statement

SUPPL

Vancouver, B.C., June 9, 2006, Formation Capital Corporation, (Formation, FCO-TSX), announced today that its wholly owned subsidiary, Formation Capital Corporation, U.S. ("the Company") headquartered in Salmon, Idaho, has submitted a final Mine Plan of Operation for its 100% owned Idaho Cobalt Project (ICP) to the United States Forest Service (FS) and other permitting agencies.

The Mine Plan of Operations is one of the key documents required by the FS. It will allow the FS's Environmental Impact Statement (EIS) team to conclude the evaluation of the effects the operation will have on the environment and complete the Draft EIS (DEIS). The DEIS is the precursor to the Final Environmental Impact Statement (FEIS) and is a public document that represents the culmination of years of environmental data collection and engineering.

The Mine Plan of Operations has been revised at least five times since the Company resumed, in earnest, its permitting efforts on the ICP in January of 2004. The many revisions have been made at the request of the FS and other agencies to, among other things: a) accommodate the clean-up of some of the streams in the area caused by other mining companies using poor mining practices in the 1950's and 1960's and b) meet a secondary water quality standard designed to improve upon the aesthetic qualities of local waters above and beyond human health and environmental concerns.

The final Mine Plan of Operations reconfigures the ICP such that it will provide clean water to the affected streams (see Company News Release dated May 26, 2006). The clean water will be discharged to the streams in the area and will help to restore water quality in the basin and provide a benefit to the fisheries.

"We are extremely pleased that these revisions are behind us", said Bill Scales, President of Formation Capital Corporation, U.S. who oversees the project in Salmon. "We are eager to see the Draft Environmental Impact Statement completed by the Forest Service in a timely fashion" he continued. The Mine Plan of Operations is not expected to be modified again until the FEIS has been issued and the FS has reached its Record of Decision.

The Idaho Cobalt Project is a unique high-grade, primary cobalt deposit that is metallurgically favorable for the production of high purity cobalt products. The U.S.A. is one of the largest world consumers of this environmental and strategic metal but currently has no primary cobalt production and is dependent on imported sources.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, B.C. V6C 2W2
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: info@formcap.com - Or visit our Web site at: www.formcap.com

dlw 6/16

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.